                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              UnitedGlobalCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91324750
                       -----------------------------------
                                 (CUSIP Number)

                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                               12300 Liberty Blvd.
                            Englewood, Colorado 80112
                                 (720) 875-5400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1999
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Liberty Media Corporation
         84-1288730
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]
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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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  NUMBER OF           7            SOLE VOTING POWER
  SHARES                           23,013,354*
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY            8            SHARED VOTING POWER
   EACH                            - 0 -
 REPORTING      ----------------------------------------------------------------
  PERSON              9            SOLE DISPOSITIVE POWER
                                   23,013,354*
                ----------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
                                   - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         23,013,354*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]**
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 21.3%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

* Includes 9,859,336 shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock held by the Reporting Person.

** The Reporting Person may be deemed to be a member of a group with the other parties to the Merger Agreement described in this Statement. The Reporting Person disclaims being a member of any such group and disclaims having beneficial ownership of any securities of the Issuer held be any such other party.

*** As of August 31, 2001, the Issuer had outstanding 86,030,256 shares of its Class A Common Stock and 19,027,134 shares of its Class B Common Stock according to representations and warranties made in the Merger Agreement described in this Statement. On December 3, 2001, the Issuer sold an aggregate of 11,991,018 newly issued shares of its Class A Common Stock to an affiliate of the Reporting Person. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class A Common Stock has one vote per share, and each share of the Issuer's Class B Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 21.3% of the Issuer's outstanding Class A Common Stock and 38.8% of the Issuer's outstanding voting power.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                              UNITEDGLOBALCOM, INC.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") is being filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person" or "Liberty"), with respect to shares (the "Shares") of Class A Common Stock, par value $0.01 per share (the "United Class A Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer" or "United"). The Issuer's principal executive offices are located at 4643 South Ulster Street, #1300, Denver Colorado 80237.

ITEM 2.  IDENTITY AND BACKGROUND.

         The principal business address of the Reporting Person and each of its subsidiaries described below is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         The Reporting Person owns interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia with some of the most recognized and respected brands. These brands include Encore, STARZ!, Discovery, Fox, USA, QVC, AOL, CNN, TBS, Motorola and Sprint PCS.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the
Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         On September 30, 1999, Liberty purchased 4,929,668 shares of the Issuer's Class B Common Stock, par value $.01 per share (the "United Class B Common Stock"), in a privately negotiated transaction, from Apollo Cable Partners, L.P., then a major stockholder of United, and Lawrence F. DeGeorge and Lawrence J. DeGeorge, then members of United's board of directors, for a purchase price of $100 per share. Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. On November 30, 1999, the Issuer effected a 2-for-1 stock split, as a result of which Liberty received an additional 4,929,668 shares of United Class B Common Stock. Liberty's shares of United Class B Common Stock are registered in the name of Liberty Global, Inc., a subsidiary of Liberty ("Liberty Global").

         On June 26, 2000, Liberty purchased 345,000 shares of United Class A Common Stock on the open market at the prices set forth on Schedule 2 to this statement. On June 27, 2000, Liberty purchased 250,000 shares of United Class A Common Stock on the open market at the prices set forth on Schedule 2 to this Statement. These shares are registered in the name of Liberty Global.

         On February 23, 2001, Liberty Global purchased 568,000 shares of United Class A Common Stock on the open market at the prices set forth on Schedule 2 to this Statement.

         On December 3, 2001, in connection with Liberty's execution of the Merger Agreement described in Item 4, a subsidiary of Liberty purchased (a) 11,976,048 shares of United Class A Common Stock for an aggregate purchase price of $20 million (the "Note Shares"), and (b) 14,970 shares of United Class A Common Stock for an aggregate purchase price of $25,000 from the Issuer in privately negotiated transactions.

         Liberty obtained the funds to make the purchases described above from its available cash.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transactions described in Item 3 was to increase Liberty's ownership interest in United.

         On December 3, 2001, Liberty, Liberty Media International, Inc., a subsidiary of Liberty ("LMI"), Liberty Global, United, New UnitedGlobalCom, Inc. ("New United"), United/New United Merger Sub, Inc., a wholly owned subsidiary of New United ("Merger Sub"), and several major stockholders of United (the "Founders") entered into an Agreement and Plan of Restructuring and Merger (the "Merger Agreement"). Pursuant to the terms, and subject to the conditions, of the Merger Agreement, on the closing date the following transactions will occur:
(a) Liberty will contribute, or cause to be contributed, the Note Shares and all of the shares of United Class B Common Stock owned by it to New United in exchange for an equal number of shares of the Class C Common Stock, par value $0.01 per share, of New United ("New United Class C Common Stock"), (b) the Founders will contribute, by means of a merger of several limited liability companies wholly owned by the Founders, all of the shares of United Class B Common Stock held by them to New United in exchange for an equal number of shares of New United's Class B Common Stock, par value $0.01 per share ("New United Class B Common Stock"), (c) immediately after the contributions described in (a) and (b), Merger Sub will merge with and into United, with United as the surviving entity in such merger (the "Merger"), resulting in United becoming a subsidiary of New United and each share of United Class A Common Stock and United Class B Common Stock then outstanding (other than any such shares held by New United) being converted into one share of New United's Class A Common Stock, par value $0.01 per share ("New United Class A Common Stock"), and (d) immediately following the Merger, Liberty will contribute, or cause to be contributed, to New United (i) exchangeable notes issued by United Pan-Europe Communications, N.V. ("UPC"), a subsidiary of United, and one of UPC's subsidiaries, (ii) certain debt securities issued by UPC and (iii) $200 million in cash, in exchange for additional shares of New United Class C Common Stock.

         The New United Class C Common Stock, all of which will be held by Liberty and its affiliates, will be entitled to ten votes per share and will vote together with the New United Class A and Class B Common Stock on all matters other than the election of directors. The New United Class A Common Stock will be entitled to one vote per share and the New United Class B Common Stock will be entitled to ten votes per share. The New United Class C Common Stock, voting as a separate class, will be entitled to elect four members of New United's twelve member board of directors. The New United Class A and Class B Common Stock, voting as a single class, will be entitled to elect the remaining eight members of New United's board of directors. Following the Merger, and based upon the Reporting Person's current ownership of United Class A Common Stock, the Reporting Person will beneficially own New United Class C Common Stock and New United Class A Common Stock representing approximately 76% of the economic interest in New United and approximately 94% of the voting power of New United on all matters other than the election of directors. By virtue of its beneficial ownership of New United Class C Common Stock, Liberty will be entitled to elect four members of New United's board of directors and the holders of the New United Class A and Class B Common Stock will be entitled to elect the remaining eight members of New United's board of directors. New United will hold securities representing approximately 99.5% of the economic and voting interest in United (except in the election of directors) and entitling New United to elect one-half of the directors of United. Certain Founders will hold securities representing the remaining approximately 0.5% economic and voting interest in United (except in the election of directors) and entitling such Founders to elect the other one-half of United's directors. Under the certificate of incorporation of New United, New United will not be permitted to take action with respect to any of the following matters without the consent of a majority of the directors elected by the holders of Class C Common Stock:

         - the acquisition or disposition of assets or issuance of equity securities in any twelve-month period exceeding 30% of New United's market capitalization (excluding a sale, by merger or otherwise, by New United of all or substantially all of its assets or a reorganization of entities affiliated with New United, provided that the holders of New United Class C Common Stock are treated equally with holders of New United

                  Class B Common Stock and all holders of New United Class B Common Stock are treated equally);

         - the issuance of any shares of New United Class C Common Stock (other than pursuant to certain proportional purchase rights of the holders) or the issuance of any options exercisable for New United Class B Common Stock in excess of three million shares in the aggregate;

         - the replacement of New United's Chief Executive Officer with anyone other than Michael T. Fries, John F. Riordan, Gene W. Schneider and Mark L. Schneider;

         - any amendment to New United's certificate of incorporation or bylaws that would adversely affect the rights of holders of New United Class B Common Stock or New United Class C Common Stock or any of their respective affiliates;

         - any material transaction between New United and any of its officers or directors or family members or affiliates of such persons, other than employment contracts entered into in the normal course of business;

         - an amendment to the certificate of incorporation of United that would adversely affect the rights of new United or the holders of New United Class C Common Stock prior to the exchange of all shares of United Class A Common Stock for New United Class A Common Stock pursuant to a certain exchange agreement contemplated by the Merger Agreement;

         - any issuance of preferred stock of United other than as contemplated by the Merger Agreement;

         - any disposition of or waiver of rights with respect to any indebtedness of UPC held by New United; or

         -        any change in New United's principal accounting firm.

         The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement which is incorporated herein by reference as Exhibit 7(a) hereto.

         At the closing of the Merger, the Reporting Person will enter into the Stockholders Agreement and Standstill Agreement described in Item 6 of this Statement, the forms of which are attached as exhibits to the Merger Agreement. The Merger Agreement provides that, pending the closing of the Merger or termination of the Merger Agreement, the parties will abide by the terms provided for the Stockholders Agreement and Standstill Agreement as if all references therein to New United were references to United and all references to New United Class C Common Stock were references to United Class B Common Stock; except that (a) the maximum percentage of United Common Stock that Liberty and its controlled affiliates will be permitted to acquire thereunder, on a fully diluted basis, will be limited to the sum of (i) the percentage beneficially owned by them immediately after the execution and delivery of the

Merger Agreement (including that represented by the Note Shares and the other shares of United Class A Common Stock purchased by a subsidiary of Liberty from United on December 3, 2001), plus (ii) the percentage represented by any shares acquired by them from (x) other parties to the Stockholders Agreement, including United, and (y) pursuant to a release agreement, dated February 22, 2001, among UPC, United, Liberty and LMI (the "UPC Release"), plus (iii) the percentage represented by an additional 20 million shares; and (b) the Note Shares and any shares acquired by Liberty and its controlled affiliates in reliance on clause
(a)(iii) above will not be exchangeable for shares of United Class B Common Stock pursuant to the share exchange right provided for in the Stockholders Agreement. Further, pending the closing of the Merger or termination of the Merger Agreement, Liberty and its affiliates will be entitled to vote their shares of United common stock in their full discretion with respect to any action or transaction that would have required the approval of the directors elected by the holders of New United Class C Common Stock if taken by New United or that would be inconsistent with the provisions of the Merger Agreement. If the Merger Agreement is terminated prior to closing, then the parties will negotiate in good faith to enter into a stockholders agreement similar to the Stockholders Agreement and a standstill agreement similar to the Standstill Agreement, modified as described in the second sentence of this paragraph. The Stockholders Agreement and Standstill Agreement, the forms of which are incorporated into this Statement as Exhibits 7(b) and 7(c) respectively, and the descriptions thereof in Item 6 are hereby incorporated by reference into this
Item 4.

         The Reporting Person intends to continuously review its investment in the Issuer, and may in the future (subject to the terms of the Merger Agreement) determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer's business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to the Reporting Person; (D) developments with respect to the business of the Reporting Person; (E) changes in law and government regulations; (F) general economic conditions; and (G) money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described herein, the Reporting Person has no specific plans or proposals which relate to or would result in:

         - the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         - an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         - a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         - any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         - any material change in the present capitalization or dividend policy of the Issuer;

         - any other material change in the Issuer's business or corporate structure;

         - changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         - a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         - a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         - any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person presently beneficially owns 23,013,354 shares of United Class A Common Stock, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of the United Class B Common Stock held by the Reporting Person. As of August 31, 2001, the Issuer had outstanding 86,030,256 shares of United Class A Common Stock (including 5,569,240 shares of United Class A Common Stock held by UPC, but not including 35,708 shares of United Class A Common Stock held by the Issuer as treasury shares) and 19,027,134 shares of United Class B Common Stock according to representations and warranties made by the Issuer in the Merger Agreement. Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. Each share of United Class A Common Stock has one vote per share, and each share of United Class B Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 21.3% of the outstanding United Class A Common Stock and 38.8% of the Issuer's outstanding voting power.

         Except as described on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

         The Reporting Person may be deemed to be a member of a group with the other parties to the Merger Agreement. The Reporting Person disclaims being a member of any such group and disclaims beneficial ownership of any securities of the Issuer held by any such other party.

         (b) Except as described in Item 4 above and Item 6 below, the Reporting Person has the sole power to direct the voting of the Shares and to direct the disposition of the Shares.

         (c) The information included in Items 3 and 6 is hereby incorporated by reference into this Item 5(c).

         (d) None.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) Merger Agreement

         The information regarding the Merger Agreement included in Item 4 of this Statement and the text of the Merger Agreement incorporated herein as
Exhibit 7(a) are hereby incorporated by reference into this Item 6(a).

         (b) Stockholders Agreement

         At the closing of the Merger, New United, Liberty and Liberty Global (together with their permitted transferees, the "Liberty Parties") and certain Founders (together with their permitted transferees, the "Founder Parties") will enter into a Stockholders Agreement, the material terms of which include the following:

         Limitations on Conversion. Until such time as the provisions of certain outstanding indentures of United that require United to offer to repurchase the bonds issued thereunder upon a change of control of United are rendered inapplicable (either by redemption of the bonds , defeasance in accordance with the terms of the indentures, waiver or amendment) or such a change of control occurs , other than as a result of a breach of the Standstill Agreement by Liberty, the Liberty Parties will not convert any shares of New United Class C Common Stock into New United Class A Common Stock if, after giving effect to the conversion, the Liberty Parties would have more than 50% of the combined voting power of the New United Class A Common Stock and New United Class B Common Stock outstanding or would have more voting power than the New United Class A Common Stock and New United Class B Common Stock owned by the Founder Parties. This limitation on the Liberty Parties' right to convert will terminate if any person or group other than the Founders acquires either 50% of the total voting power of New United or more voting power than that held by the Founder Parties and will not apply to conversions made by the Liberty Parties in connection with a sale or hedging transaction or any related pledges of their shares.

         Change of Control Covenants. Subject to specified exceptions for governmental licenses, New United will not take or permit any action that would result in it being subject to any covenants restricting the ability of United, New United or any of their affiliates to effect a change of control, other than such covenants contained in certain existing indentures to which United is currently subject, unless any such change of control involving or caused by the action of any Liberty Party (other than a tranfer of control, if control were obtained, by a Liberty Party to a third party) is exempted from the application and effects of any such restrictive covenants. New United will not take or permit any action to extend or perpetuate the existing change of control covenants beyond the maturity date of the bonds issued under its outstanding indentures.

         Rights of First Offer. Subject to specified exceptions, no Liberty Party may transfer any shares of New United Class B or Class C Common Stock except to permitted transferees, or convert any such shares to New United Class A Common Stock, unless it first offers the Founders the opportunity to purchase the shares, and no Founder Party may transfer any shares of New United Class B Common Stock except to permitted transferees, or convert any such shares to New United Class A Common Stock, unless it first offers the Liberty Parties the opportunity to purchase the shares. If either the Liberty Parties or the Founder Parties decline to exercise their right of first offer, then the party proposing to transfer shares of New United Class B or Class C Common Stock to a third party must convert the shares to New United Class A Common Stock immediately prior to such transfer, unless, in the case of a proposed transfer by the Founder Parties, the number of shares being transferred by all Founder Parties to the same transferee represents at least a majority of all shares of New United Class B Common Stock owned by the Founder Parties, their permitted transferees, and any other person that the Founder Parties have designated to purchase shares from the Liberty Parties pursuant to the Founder Parties' right of first offer. Prior to any event that permits the conversion of New United Class C Common Stock into New United Class B Common Stock, the number of shares that the Liberty Parties may transfer to a third party, when taken together with the number of shares of New United Class A Common Stock previously transferred to a third party following their conversion from New United Class B or Class C Common Stock, shall not exceed the number of shares of New United Class A Common Stock acquired after the closing of the Merger from parties other than New United (including upon conversion of New United Class C Common Stock) and the Founder Parties, plus the number of shares of New United Class A Common Stock that the Liberty Parties receive in the Merger upon conversion of any United Class A Common Stock acquired after the execution and delivery of the Merger Agreement.

         Permitted Transfers. The Liberty Parties and Founder Parties may transfer their shares to permitted transferees without having to first offer them to any other party. The Founder Parties' permitted transferees include other Founders, family members and heirs of the Founders and partnerships or trusts owned by or for the benefit of the Founders. The Liberty Parties' permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of New United Class B Common Stock in loan and hedging transactions; provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the Stockholders Agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the Founders' shares that were in existence prior to May 25, 2001 are also allowed under the agreement.

         Tag-Along Rights. If the Liberty Parties propose to transfer a majority of their shares of New United Class B and Class C Common Stock to persons other than permitted transferees, and the Founder Parties do not purchase such shares, then the Founder Parties will be entitled to transfer a proportionate amount of their shares of New United Class B Common Stock to the same purchaser on no less favorable terms. If the Founder Parties propose to transfer a majority of their shares of New United Class B Common Stock to persons other than permitted transferees, and the Liberty Parties do not purchase such shares, then the Liberty Parties will be entitled to transfer a proportionate amount of their New United Class A, Class B and/or Class C Common Stock to the same purchaser on no less favorable terms.

         Drag-Along Rights. If the Founder Parties propose to transfer a majority of their New United Class B Common Stock to an unaffiliated third party that is not a permitted transferee, and the Liberty Parties do not purchase such shares, then the Founder Parties can require the Liberty Parties to transfer to the same transferee on terms no less favorable than those on which the Founder Parties transfer their shares, at the election of the Liberty Parties, either
(i) all of their shares of New United Class B and Class C Common Stock, (ii) all of their New United common stock or (iii) a proportionate amount of each class of New United common stock that they own; provided that the Liberty Parties will be required to transfer all of their New United common stock if, in connection with the proposed transfer by the Founder Parties, Mr. Gene W. Schneider, G. Schneider Holdings, Co., The Gene W. Schneider Family Trust, Mr. Mark L. Schneider and The MLS Family Partnership LP propose to transfer all shares of New United common stock beneficially owned by them, which shares of common stock include shares of New United Class B Common Stock representing at least 40% of the greater of the number of shares of New United Class B Common Stock owned by them on the date of the Stockholders Agreement and the number of shares of United Class B Common Stock owned by them on June 25, 2000.

         Exchange of Shares. New United will, on request, permit Liberty and its affiliates to exchange any shares of New United Class A Common Stock owned by them for shares of New United Class C Common Stock, or, following the conversion of Class C Common Stock, Class B Common Stock, on a one-for-one basis. New United will, upon request and subject to applicable laws, permit Liberty and its affiliates to exchange any shares of capital stock of UPC, and any other affiliate of New United (which shares were acquired from UPC or such affiliate), for shares of New United Class C Common Stock or, following the conversion of the Class C Common Stock, Class B Common Stock. Without limiting the generality of the foregoing, at anytime after UPC is entitled to convert shares of its Series 1 Convertible Preference Shares held by Liberty to UPC ordinary shares,
(i) Liberty will be entitled to exchange such shares for New United Class C Common Stock or, following the conversion of the Class C Common Stock, Class B Common Stock, and (ii) New United will be entitled to call such shares from Liberty in exchange for shares of New United Class C Common Stock or, following the conversion of the Class C Common stock, Class B Common Stock, provided such exchange is tax-free to Liberty, in either case on terms specified in the Stockholders Agreement.

         Termination. The tag-along provisions and the drag-along provisions terminate on June 25, 2010, unless the Stockholders Agreement is terminated earlier. The Stockholders Agreement will terminate as to any Liberty Party or Founder Party the voting power of whose equity securities is reduced below 10% of the voting power of United such party held on June 25, 2000. The Stockholders Agreement will terminate in its entirety on the first to occur of (a) all of the Founders and their permitted transferees or Mr. Gene W. Schneider and Mr. Mark
L. Schneider
and their permitted transferees (other than the other Founders) holding less than 40% of the greater of the number of shares of New United Class B Common Stock owned by them on the date of the Stockholders Agreement and the number of shares of United Class B Common Stock owned by them on June 25, 2000 (assuming for such purpose that any shares transferred by such persons to a Liberty Party continue to be owned by such person) or (b) the transfer by the Founder Parties of a majority of their New United Class B Common Stock to one or more Liberty Parties or one or more unaffiliated third parties.

         The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the form of the Stockholders Agreement, which is included in the Merger Agreement as exhibit 7.7 thereto and is incorporated herein by reference as Exhibit 7(b) hereto. The Merger Agreement is incorporated by reference as Exhibit 7(a) hereto.

         (c) Standstill Agreement

         At the closing of the Merger, New United, Liberty and Liberty Global will enter into a Standstill Agreement, the material terms of which include the following:

         Limitation on Acquiring Securities. The Liberty Parties will not acquire common stock of New United in an amount that would cause their percentage of the total common stock of New United outstanding, on a fully-diluted basis, to exceed the greater of (a) the sum of (i) the percentage beneficially owned by them immediately after the closing of the transactions contemplated by the Merger Agreement, plus (ii) the percentage represented by any shares acquired by them from (x) other parties to the Stockholders Agreement, including New United, and (y) from UPC pursuant to the UPC Release, plus (iii) the percentage represented by an additional 25 million shares; provided that the number determined by clauses (a)(i) and (a)(iii) shall not exceed 81%, and (b) the sum of 81% plus the percentage determined by clause
(a)(ii)(x). Liberty will not solicit offers for New United from persons other than Liberty Parties or Founders or call a meeting of stockholders or seek amendments to New United's bylaws without the consent of New United's board of directors. Liberty will not be in breach of the restrictions on its maximum share ownership if its share ownership exceeds the maximum percentage specified solely because of any action taken by New United in respect of which no Liberty Party takes any action other than in its capacity as a holder of equity securities of New United, including, for example, a tender offer by New United to acquire shares of its common stock that Liberty elects not to accept or the issuance of a dividend by New United payable in cash or stock that the Liberty Parties elect to receive in stock.

         Appraisal; Voting Rights. No Liberty Party will exercise appraisal rights as to any matter. Liberty will cause its shares to be present at meetings of New United stockholders so as to be counted for quorum purposes. Except for certain matters as to which Liberty or the directors elected by the holders of New United Class C Common Stock have approval rights, whether under the New United certificate of incorporation, the Standstill Agreement or other agreement entered into in connection with the Merger Agreement, or which, pursuant to the bylaws of New United are required to be approved by the board of directors prior to being submitted to the stockholders (in any such case, if such approval has not been obtained), Liberty will vote its shares of common stock on all matters submitted to a vote of stockholders, other than the election or removal of directors or a merger, sale or similar transaction involving New

United, either as recommended by New United's board of directors or in the same proportion as all other holders of common stock of New United. Liberty will vote its shares of New United common stock against any merger, consolidation, recapitalization, dissolution or sale of all or substantially all of New United's assets not approved by New United's board of directors.

         Until such time as the provisions of certain outstanding indentures of United that require United to offer to repurchase the bonds issued thereunder upon a change of control of United are rendered inapplicable (either by redemption of the applicable bonds, defeasance in accordance with the terms of the indentures, waiver or amendment) or a change of control occurs , other than as a result of a breach of the Standstill Agreement by Liberty, Liberty will vote its shares in the election of directors in its sole discretion.

         Following such time (unless, in the case of the occurrence of a change of control as to which a defeasance or waiver of the change of control restrictions has not occurred, more than $200 million remains outstanding under certain specified indentures), Liberty will be entitled to nominate four members of New United's board of directors or, if greater, a number equal to at least 33-1/3% of New United's board of directors, and the Founder Parties will be entitled to nominate the same number of directors. New United's board of directors will nominate the remaining members of the board of directors. The Liberty Parties will then be obligated to vote their shares of common stock of New United in favor of such nominees to the board of directors and, unless requested to do so by the Founders, will not vote to remove any board members nominated by the Founders except for cause.

         Limitations on Issuing High Vote Securities. New United will not issue any New United Class B Common Stock or other equity security having more votes per share than New United Class A Common Stock, or rights to acquire any such securities, other than to Liberty Parties and their controlled affiliates, except that New United may issue up to an aggregate of 3 million shares of New United Class B Common Stock upon exercise of options outstanding at the time of the closing of the Merger or subsequently issued options, and New United may, on a majority vote of its board of directors, issue preferred stock convertible into New United Class B Common Stock (but with no other conversion rights, no voting rights other than as are customary in preferred stocks and no special rights), provided that such preferred stock cannot be so converted prior to such time as United is no longer subject to the change of control provisions of the indentures described above, and the total number of shares of New United Class B Common Stock issuable upon conversion of such options and preferred stock must be less than the number of shares that would, if issued after such time as United is no longer subject to such change of control provisions in such indentures, entitle the Liberty Parties to exercise the purchase rights described below.

         Limitations on Transfer. No Liberty Party may transfer any equity securities of New United, unless the transfer is (i) to Liberty or a controlled affiliate of Liberty that is or becomes a party to the Standstill Agreement,
(ii) to one more underwriters in connection with a public offering (iii) to one or more Founders or purchasers designated thereby pursuant to the right of first offer provisions of the Stockholders Agreement, provided that any such transferee, if other than a Founder, becomes subject to the Stockholders Agreement and, if other than a Founder or permitted transferee of a Founder, the Standstill Agreement, (iv) pursuant to the tag-along and drag-along provisions of the Stockholders Agreement, (v) otherwise made in accordance with the provisions of the Stockholders Agreement; provided that if the transfer is to a non-affiliate, the transferring Liberty Party has no reason to believe that any person or group would obtain more than ten percent of New United's voting power in the election of directors as a result of the transfer. The Liberty Parties may pledge their equity securities to financial institutions in connection with loan and hedging transactions that comply with the Stockholders Agreement.

         Offers for New United. If any person makes an offer to (i) acquire equity securities of New United from New United or one or more of its stockholders by public offer, (ii) acquire all or substantially all of New United's assets or (iii) effect a merger, consolidation, share exchange or similar transaction, New United will give Liberty notice of such offer promptly upon receipt thereof, or, if giving such notice would violate any applicable law or agreement, promptly after public announcement of such offer. In no event will New United give Liberty notice of such an offer less than 10 days prior to accepting it. If New United does not reject such an offer within 5 days, then any Liberty Party or its affiliates may propose a competing offer to New United's board of directors, and the board of directors will in the exercise of its fiduciary duties consider in good faith waiving any provision of the Standstill Agreement that would restrict actions that might be taken by a Liberty Party or its affiliates in support of such a competing offer.

         If New United proposes to sell all or substantially all of its assets, effect a merger, consolidation, share exchange or similar transaction or issue New United Class B Common Stock in an amount that would not trigger Liberty's purchase rights described below, then New United will give Liberty notice of such proposal and will give Liberty an opportunity to propose an alternative transaction to New United's board of directors.

         Purchase Right. If, following such time as United is no longer subject to the change of control provisions of the indentures described above under "Appraisal; Voting Rights," New United issues equity securities having more votes per share than the New United Class A Common Stock and such issuance, together with any prior issuance of high vote securities as to which the Liberty Parties did not have purchase rights, results in the voting power of the Liberty Parties' equity securities being reduced below 90% of their voting power prior to such issuance or the first such issuance, the Liberty Parties will be entitled to acquire a number of additional shares of New United Class B Common Stock from New United that would restore the Liberty Parties' voting power to 100% of what it was prior to such issuance or the first such issuance (whichever is greater). Liberty may acquire such New United Class B Common Stock by purchasing it from New United for cash or other form of consideration acceptable to New United and/or by exchanging shares of New United Class A Common Stock on a one-for-one basis. The Liberty Parties will not be entitled to the foregoing purchase rights in respect of any issuance of New United Class B Common Stock in an amount such that, immediately following such issuance, the persons who were holders of equity securities immediately prior to such issuance then hold less than 30 percent of the voting power of New United's outstanding equity securities in the election of directors generally.

         Preemptive Right. If, at any time after the signing of the Standstill Agreement, New United proposes to issue any New United Class A Common Stock or rights to acquire New United Class A Common Stock, the Liberty Parties will have the right, but not the obligation, to purchase a portion of such issuance sufficient to maintain their then existing equity percentage in New United on terms at least as favorable as those given to any third party purchasers. This preemptive right will not apply to (i) the issuance of New United Class A Common Stock or rights to acquire New United Class A Common Stock in connection with the acquisition of a business from a third party not affiliated with New United or any Founder that is directly related to the then existing business of New United and its subsidiaries, (ii) the issuance of options to acquire New United Class A Common Stock to employees pursuant to employee benefit plans approved by New United's board of directors (such options and all shares issued pursuant thereto not to exceed 10% of New United's outstanding common stock), (iii) equity securities issued as a dividend on all equity securities or upon a subdivision or combination of all outstanding equity securities, or (iv) equity securities issued upon the exercise of rights outstanding as of the closing of the Merger or as to the issuance of which the Liberty Parties had the right to exercise their preemptive rights.

         Termination. The Standstill Agreement will terminate on June 25, 2010, except for the restrictions on New United's ability to issue additional high vote securities and the Liberty Parties' purchase and preemptive rights; provided that the Agreement will terminate in its entirety upon termination of the Stockholders Agreement.

         The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the form of the Standstill Agreement, which is included in the Merger Agreement as exhibit 7.10 thereto and is incorporated herein by reference as Exhibit 7(c) hereto. The Merger Agreement has been incorporated herein by reference as Exhibit 7(a) to this Statement.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.
Exhibit 7(a)      Agreement and Plan of Restructuring and Merger among UnitedGlobalCom, Inc.,
                  New UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty
                  Media Corporation, Liberty Media International, Inc., and Liberty Global, Inc,
                  dated December 3, 2001 (incorporated by reference to Exhibit 7(c)(1) to the
                  Current Report on Form 8-K of the Reporting Person filed December 5, 2001
                  (Commission file number 001-16615)).

Exhibit 7(b)      Form of Stockholders Agreement among UnitedGlobalCom, Inc., a Delaware corporation formerly known as New UnitedGlobalCom, Inc., Liberty Media
                  Corporation, Liberty Global, Inc. and certain other stockholders of
                  UnitedGlobalCom, Inc., which is included as Exhibit 7.7 to the Agreement and
                  Plan of Restructuring and Merger among UnitedGlobalCom, Inc. New
                  UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty Media
                  Corporation, Liberty Media International, Inc., and Liberty Global, Inc, dated
                  December 3, 2001 (incorporated by reference to Exhibit 7(c)(1) to the Current
                  Report on Form 8-K of the Reporting Person dated December 5, 2001
                  (Commission file number 001-16615)).

Exhibit 7(c)      Form of Standstill Agreement among UnitedGlobalCom, Inc., Liberty Media
                  Corporation and Liberty Global, Inc., which is included as Exhibit 7.10 to the
                  Agreement and Plan of Restructuring and Merger among UnitedGlobalCom, Inc.
                  New UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty
                  Media Corporation, Liberty Media International, Inc., and Liberty Global, Inc,
                  dated December 3, 2001 (incorporated by reference to Exhibit 7(c)(1) to the
                  Current Report on Form 8-K of the Reporting Person dated December 5, 2001
                  (Commission file number 001-16615)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2001

                                     LIBERTY MEDIA CORPORATION


                                     By:  /s/ Elizabeth M. Markowski
                                          --------------------------------------
                                     Name:    Elizabeth M. Markowski
                                     Title:   Senior Vice President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                              Title
----                              -----
John C. Malone                    Chairman of the Board and Director of Liberty

Robert R. Bennett                 President, Chief Executive Officer and Director of Liberty

Gary S. Howard                    Executive Vice President, Chief Operating Officer and Director
                                  of Liberty

Paul A. Gould                     Director of Liberty; Managing Director of Allen & Company
                                  Incorporated

Donne F. Fisher                   Director of Liberty; President; Fisher Capital Partners Ltd.

Jerome H. Kern                    Director of Liberty; Consultant, Kern Consulting, LLC

Larry E. Romrell                  Director of Liberty

David J.A. Flowers                Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski            Senior Vice President of Liberty

Charles Y. Tanabe                 Senior Vice President, General Counsel and Secretary of
                                  Liberty

Peter N. Zolintakis               Senior Vice President of Liberty

Christopher W. Shean              Vice President and Controller of Liberty

                                   SCHEDULE 2

                            Open Market Purchases of
                         United Class A Common Stock by
the Reporting Person and its Subsidiaries Referenced in Item 3 of this Statement

DATE                          SHARES PURCHASED            PRICE PER SHARE
----                          ----------------            ---------------
06/26/00                           25,000                      $49.6250
06/26/00                           10,000                      $49.7500
06/26/00                            5,000                      $49.9375
06/26/00                           60,000                      $50.0000
06/26/00                           25,000                      $50.3125
06/26/00                           35,000                      $49.7500
06/26/00                           50,000                      $49.8750
06/26/00                           40,000                      $50.0000
06/26/00                           25,000                      $50.1250
06/26/00                           50,000                      $50.2500
06/26/00                           20,000                      $50.6250
06/27/00                           50,000                      $50.6250
06/27/00                           20,000                      $49.9375
06/27/00                           50,000                      $50.0000
06/27/00                           30,000                      $50.2500
06/27/00                           50,000                      $50.3125
06/27/00                           15,000                      $50.3750
06/27/00                           35,000                      $50.5000
02/23/01                           10,000                      $14.7500
02/23/01                           89,000                      $14.8125
02/23/01                           20,000                      $14.8750
02/23/01                           21,000                      $14.9375
02/23/01                           35,000                      $15.0000
02/23/01                          200,000                      $15.0219
02/23/01                           16,000                      $15.0625
02/23/01                           75,000                      $15.0625
02/23/01                           24,000                      $15.1250
02/23/01                            3,000                      $15.1875
02/23/01                           75,000                      $15.2500

                                   SCHEDULE 3

           The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

Name                                Shares and Options to Purchase Shares Beneficially Owned
----                                --------------------------------------------------------
John C. Malone                      Options to purchase 60,832 shares of United Class A Common Stock

Robert R. Bennett                   100,000 shares of United Class A Common Stock

Paul A. Gould                       70,000 shares of United Class A Common Stock

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
7(a)              Agreement and Plan of Restructuring and Merger among UnitedGlobalCom, Inc.,
                  New UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty
                  Media Corporation, Liberty Media International, Inc., and Liberty Global, Inc,
                  dated December 3, 2001 (incorporated by reference to Exhibit 7(c)(1) to the
                  Current Report on Form 8-K of the Report Person dated December 5, 2001
                  (Commission file number 001-16615)).

7(b)              Form of Stockholders Agreement among UnitedGlobalCom, Inc., a Delaware corporation formerly known as New UnitedGlobalCom, Inc., Liberty Media
                  Corporation, Liberty Global, Inc. and certain other stockholders of
                  UnitedGlobalCom, Inc., which is included as Exhibit 7.7 to the Agreement and
                  Plan of Restructuring and Merger among UnitedGlobalCom, Inc. New
                  UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty Media
                  Corporation, Liberty Media International, Inc., and Liberty Global, Inc,
                  dated December 3, 2001 (incorporated by reference to Exhibit 7(c)(1) to the
                  Current Report on Form 8-K of the Reporting Person dated December 5, 2001
                  (Commission file number 001-16615)).

7(c)              Form of Standstill Agreement among UnitedGlobalCom, Inc., Liberty Media
                  Corporation and Liberty Global, Inc., which is included as Exhibit 7.10 to the
                  Agreement and Plan of Restructuring and Merger among UnitedGlobalCom, Inc.
                  New UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty
                  Media Corporation, Liberty Media International, Inc., and Liberty Global, Inc,
                  dated December 3, 2001 (incorporated by reference to Exhibit 7(c)(1) to the
                  Current Report on Form 8-K of the Reporting Person dated December 5, 2001
                  (Commission file number 001-16615)).